

GRANT THORNTON LLP

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July 24, 2025

U.S. Securities and Exchange Commission
Office of the Chief Accountant
100 F Street, NE
Washington, DC 20549

Re: Marin Software Incorporated
File No. 001-35838

Dear Sir or Madam:

We have read Item 4.01 of Form 8-K of Marin Software Incorporated dated July 24, 2025, and agree with the statements concerning our Firm contained therein.

Very truly yours,

/S/ GRANT THORNTON LLP